

May 8, 2012

Via E-mail
J. W. Roth
Chief Executive Officer
Accredited Members Holding Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

> **Re:** **Accredited Members Holding Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 26, 2012**
> **File No. 000-52533**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. It appears that your proposals to amend your Articles of Incorporation to increase your authorized capital stock and change your corporate name are the result of your executed letter of intent to acquire Hangover Joe's Inc. As such, please revise your Proxy Statement to provide all of the information required by Item 14 of Schedule 14A including, as applicable, Item 13(a). Refer to Note A of Schedule 14A. To the extent that you believe certain disclosure requirements of Item 14 are not applicable to you, please provide us with an analysis.

2. With respect to the sale of your three subsidiaries to Accredited Members Acquisition Corp., please tell us what percentage of your assets, revenues and expenses these assets represent. In this regard, please furnish the information required by Item 14(b) and (c) and Item 15 of Schedule 14A or, alternatively, provide us with an analysis under Item 14(a)(4) of Schedule 14A as to why this information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Theresa M. Mehringer
        Burns Figa & Will, PC